

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2007

Mr. Don A. Turkleson
Chief Financial Officer
Cheniere Energy, Inc.
717 Texas Avenue, Suite 3100
Houston, Texas 77002

> **Re:** **Cheniere Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and**
> **June 30, 2007**
> **Filed May 9, 2007 and August 8, 2007**
> **File No. 001-16383**

Dear Mr. Turkleson:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Balance Sheet, page 76

1.   We note a line item within non-current assets identified as 'Non-Current
        Restricted Cash and Cash Equivalents.' Within your discussion of significant
        accounting policies you explain that cash equivalents include all investments with
        original maturities of three months or less. As such, please tell us why it is
        appropriate to identify non-current assets as cash equivalents. If necessary, please
        revise your disclosures accordingly.

Notes to Consolidated Financial Statements, page 80

Note 1 – Organization and Nature of Operations, page 80

2.   You state that "We are currently engaged primarily in the business of developing
        and constructing …a network of three onshore LNG receiving terminals, and
        related natural gas pipelines…" Given the guidelines for identifying a
        development stage enterprise in paragraphs 8 and 9 of SFAS 7, please tell us why
        you believe you are not a development stage company.

Note 2 – Summary of Significant Accounting Policies, page 80

Goodwill page 85

3.   We note your determination that the reporting unit level for goodwill impairment
        testing is your LNG receiving terminals business. We also note your disclosure
        on page 94 that you consider the LNG receiving terminal business as the
        reporting unit for review "due to similar economic characteristics." Given your
        discrete discussion throughout the filing of the separate LNG receiving terminal
        projects, please provide an analysis of your reporting unit determination under
        paragraph 30 of SFAS 142 and the relevant provisions of paragraph 17 of SFAS
        131.

Note 4 – Leases, page 89

Tug Boat Lease, page 90

4.   We note you entered into an agreement for the use of four tug boats and marine
        services, and the day rate charge for the tug boats include a service component
        and an equipment component. You further explain that you have concluded the
        tug boat lease is an operating lease; and as such, the "equipment component" of
        the Tug Agreement will be charged to expense over the term of the agreement.

Please tell us why only the equipment component of the Tug Agreement will be expensed, and how the service component of the agreement is being recorded.

Note 9 – Goodwill, page 94

5.   You explain that in February 2005 you acquired the minority interest in Corpus Christi LNG, L.P. in exchange for 2.0 million restricted shares of your common stock valued at $77.2 million, including direct transaction costs. Of this amount, $76.8 million was recorded as goodwill. You further state that the amount of goodwill recorded was "…the difference between the deemed value of the shares conveyed and the historical carrying value of the minority interest under GAAP plus direct transaction costs." Paragraph 14 of SFAS 141 explains that the acquisition of some or all of the non-controlling interests in a subsidiary shall be accounted for using the purchase method. Please confirm to us that you followed the guidance in SFAS 141 with regard to this acquisition, and tell us why no value was allocated to identifiable tangible or intangible assets.

Supplemental Information to Consolidated Financial Statements, page 122

Costs Incurred in Oil and Gas Producing Activities, page 122

6.   Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e. property acquisition, exploration and/or development costs), as we believe there is no provision for this separate line item in paragraph 21 and Illustration 2 of SFAS 69.

Controls and Procedures, page 127

7.   You disclose that your officers have concluded that your disclosure controls and procedures "are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in SEC's rules and forms." Item 307 of Regulation S-K requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also "…include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions

regarding required disclosure." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. This comment also applies to your Form 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief